January 15, 2008

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street, NE
Washington, D.C. 20549-3561

Re: Gannett Co., Inc.
Form 10-K for the year ended December 31, 2006
File No. 001-06961

Dear Mr. Humphrey,

This letter is to supplement our letter to you of December 20, 2007 concerning the Company's response to the Staff's comment on our 2006 Form 10-K.

As discussed with Mr. Foti on January 11, 2008, the Company will reclassify amounts heretofore reported in its "All other" revenue line, representing equity income from newspaper partnerships, to a separate line in the Statement of Income to be titled "Equity income in unconsolidated investees" which will appear in the Non-operating section of the Statement. These reclassifications will be made for years going back to 2003 (to cover its five years of information in Selected Financial Data) as well as quarterly Statements of Income for 2006 and 2007.

These reclassifications will be discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Notes to Consolidated Financial Statements, Selected Financial Data and Quarterly Statements of Income.

As agreed with you, the Company will continue to account for its immaterial equity earnings in Ponderay Newsprint Company as part of Cost of sales in the Statements of Income.

The Company understands that upon making the above reclassifications in its Form 10-K for 2007, the Staff will consider its filed financial statements to be compliant with Regulation S-X with respect to this issue and that no amendments to previous filings would be required.

Goodwill and Potential Impairment

While not mentioned in the Staff comment letter on the Company's 2006 Form 10-K, in our phone call the Staff on January 11, 2008 raised the issue of the current gap between the Company's market capitalization and the Company's book value, as a potential indicator that an impairment adjustment may be required. The Staff also mentioned the importance of robust disclosure regarding the Company's accounting in this area.

The Company acknowledges the importance of its accounting for goodwill, including its review for impairment and its related disclosures in the Notes to the financial statements and in Management's Discussions and Analysis of Financial Condition and Results of Operations. It also acknowledges that market capitalization is one of several factors to be considered in evaluating fair value in accordance with FASB 142 "Goodwill and Other Intangible Assets".

At this time, the Company is currently engaged in completing these evaluations as it prepares its 2007 financial statements and its Form 10-K.

We hope the staff finds the above information responsive to its comments.

In connection with this response, the Company acknowledges that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or questions concerning the above response, please contact me at 703-854-6918.

Sincerely,

/s/ Gracia Martore

Gracia C. Martore
Executive Vice President & Chief Financial Officer
Gannett Co., Inc.